FILE# 82-2877

03 FEB 20 7:21

03007423

SUPPL

GALLERY RESOURCES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2002

(UNAUDITED - SEE NOTICE TO READER)

dlw 3/14

FILE# 82-2877

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd.. and a summary balance sheet as at November 30, 2002 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the nine months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
January 16, 2003

#82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
NOVEMBER 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	November 30, 2002	February 28, 2002 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 4,701	$ -
Accounts receivable	34,446	103,914
Prepaid expenses and deposits	338,914	223,098
Total current assets	378,061	327,012
TERM DEPOSIT	3,500	10,000
MINING CLAIMS	1,041,990	788,710
DEFERRED DEVELOPMENT EXPENDITURES	7,066,706	6,582,673
CAPITAL ASSETS	96,376	109,351
	$ 8,586,633	$ 7,817,746
LIABILITIES AND SHAREHOLDERS= EQUITY		
CURRENT LIABILITIES:		
Bank advances	$ -	$ 35,717
Accounts payable and accrued liabilities	194,046	234,329
Total current liabilities	194,046	270,046
SHAREHOLDERS= EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 98,965,403 common shares (February 28, 2002 - 83,965,403 shares)	21,427,482	19,757,482
Commitment to issue shares	417,600	125,000
Deficit, per accompanying statement	(13,452,495)	(12,334,782)
Total shareholders= equity	8,392,587	7,547,700
	$ 8,586,633	$ 7,817,746

Bruce Costerd ______ Director

Brian Cawley ______ Director

#82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
Interest Income	$ 34	$ 161	$ 191	$ 511
Administrative expenditures	66,936	56,160	1,083,988	833,520
Loss from operations	(66,902)	(55,999)	(1,083,797)	(833,009)
Write-down of mineral properties	20,643	9,014	33,916	38,118
NET LOSS	(87,545)	(65,013)	(1,117,713)	(871,127)
DEFICIT, beginning of period	(13,364,950)	(12,055,208)	(12,334,782)	(11,249,094)
DEFICIT, end of period	$ (13,452,495)	$ (12,120,221)	$ (13,452,495)	$ (12,120,221)

#82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CHANGES IN CASH FLOW
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
Cash flows from operating activities				
Cash paid to suppliers and employees	$ (555,499)	$ (151,291)	$ (1,675,592)	$ (1,364,121)
Interest received	34	161	190	511
	(555,465)	(151,130)	(1,675,402)	(1,363,610)
Cash flows from financing activities				
Issue of share capital	542,600	64,000	1,962,600	1,285,250
Cash flow from investment activities				
Purchase of capital assets	-	-	-	(1,729)
Sale of capital assets	-	82,500	-	82,500
Term deposit redeemed	-	-	6,500	-
Mineral property acquisition costs	-	(3,800)	(253,280)	(17,850)
	0	78,700	(246,780)	62,921
Increase(decrease) in bank advances	(12,865)	(8,430)	40,418	(15,439)
Bank advances, beginning of period	17,566	(23,979)	(35,717)	(16,970)
Bank advances, beginning of period	$ 4,701	$ (32,409)	$ 4,701	$ (32,409)

#82-2877

GALLERY RESOURCES CORPORATION
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE NINE MONTHS ENDED November 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
Expenditures				
Amortization	$ 3,619	$ 4,581	$ 10,857	$ 27,933
Subcontractors	264,602	27,299	500,303	400,076
Wages and employee benefits	754	3,984	6,789	8,990
Increase in deferred development expenditures during the period	268,975	35,864	517,949	436,999
Deferred development expenditures at the beginning of the year	6,818,374	6,474,016	6,582,673	6,101,985
Deferred costs written off	(20,643)	(9,014)	(33,916)	(38,118)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 7,066,706	$ 6,500,866	$ 7,066,706	$ 6,500,866

#82-2877

GALLERY RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
November 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company=s latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

#822877

Gallery Resources Limited
Quarterly Report
November 30, 2002

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
(a) Information is contained in Schedule A.

2.0 Related party transaction
(a) Wages, expenses and reimbursement for financing the company $400,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**		**Common shares**	**Consideration**
(b) **Warrants**			
Exercised	250,000	0.10	Cash
Issued	Nil		
Expired	Nil		
(c) **Options**			
Exercised	Nil		
Issued	Nil		
Cancelled	Nil		

4.0 Summary of securities as at end of reporting period.
(a) The authorized capital: The company has unlimited number of common voting shares and 98,965,403 shares are issued and outstanding;
(b) The number of options exercised is nil;
(c) The number of options cancelled is nil
(d) The number of options issued is nil;
(e) The number of warrants exercised is 250,000;
(f) The number of warrants expired is nil;
(g) The number of warrants issued is nil;
(h) The number of options outstanding is 9,640,000;
(i) The number of warrants outstanding is 20,950,000.

5.0 Administrative expenses:

Wages and expenses	$ 868,915
Office and miscellaneous	65,106
Advertising and promotion	44,370
Professional fees	41,547
Automotive and travel	20,032
Rent	22,612
Telephone	19,218
Amortization	2,188
	$ 1,083,988

#82-2877

6.0 List of directors and officers:

Bruce Costerd-President, CEO and director
Richard Haderer-Assistant Secretary and director
Karl Basi-Chief Financial Officer
Dale Pope-Director
Brian Cawley-Director

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business:

Gallery Resources Limited, a Vancouver based junior mining company, is actively exploring eastern Canada and holds the mineral rights to 4 principal exploration properties in Newfoundland and Labrador. The Company first explored Labrador in the mid-1990's following the discovery of the rich Voisey's Bay deposits in northern Labrador. The Okak Bay and Cabot Lake properties both contain surface and drill indications of Voisey's Bay type Nickel-Copper-Cobalt enriched magmatic sulphide mineralization. The company has maintained twenty two mineral claims in the Cariboo Mining District in the Province of British Columbia. These claims comprises of 6 placer mining leases and 16 hard rock claims.

The Katie Property is one of Newfoundland's largest exploration properties covering approximately 50,000 acres of a highly prospective belt of volcanic rocks in which there has been a recent discovery of very high grade zinc-copper-lead-silver-gold mineralization. A combination of equity financing and continued support from the Junior Company Exploration Assistance Program (JCEAP), administered by the Newfoundland Department of Mines and Energy had assisted Gallery in the drill testing of the Katie property. In early 2001 , the Katie produced positive results with the intersection of base metals and precious metals mineralized zones. Gallery will continue to drill test this property.

There are no immediate plans for 2002 exploration work on the Labrador properties. Both the Okak Bay and Cabot Lake Properties carry sufficient exploration expenditures incurred during 1996 to 2000 to maintain these properties in good standing for the next several years. Base camp facilities and drill equipment are stored onsite to facilitate future exploration activities on the 2 Labrador Properties.

#822877

2. Properties:

On April 16, 2001 Gallery optioned the LERQ Property from Prospectors, Larry, Eddie and Roland Quinlan of Birch Bay, NF. Under the terms of this Option Agreement Gallery was required to make an initial payment of $8,000 cash and issue 45,000 common shares to the Quinlan brothers and make property payments and also incur expenditures of $320,000 over a three year period to earn a 100% interest in the LERQ Property, subject to a 3% Net Smelter Royalty. The LERQ Property adjoins Gallery's Katie Property in Central Newfoundland and also covers favorable geology intersected in drilling completed to date.

The company has relinquished the Baker Brook Property and the Gullbridge Mine Property.

BHP Billiton:

(a) Agreement with BHP Billiton: The company has entered into a joint venture agreement with BHP Billiton Diamonds Inc. The agreement provides Gallery with an opportunity to earn an interest in a number of Ni-Cu-PGM resources opportunities identified by BHP Billiton in eastern Canada. The joint venture has staked 2,181 claims in western Labrador. Gallery will be the operator of the joint venture and will fund the initial $1,000,000 exploration budget to earn 50 % interest in the joint venture. The terms of this agreement is a minimum expenditure of $ 250,000 per year over period of four years.